
October 9, 2014

Via E-Mail
Mr. Tomas W. Fuller
Chief Financial Officer
VCA, Inc.
12401 West Olympic Boulevard
Los Angeles, CA 90064

>   **Re: VCA, Inc.**
>   **Form 10-K for the Year Ended December 31, 2013**
>   **Filed February 28, 2014**
>   **File No. 001-16783**

Dear Mr. Fuller:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

1. We note the brief discussion of direct costs within the gross profit sections that indicates that Animal Hospital direct costs comprise all costs of services and products at the animal hospitals including, but not limited to, salaries of veterinarians, technicians and all other animal hospital-based personnel, facilities rent, occupancy costs, supply costs, depreciation and amortization, certain marketing and promotional expenses and costs of goods sold associated with the retail sales of pet food and pet supplies. Similarly, you indicate that Laboratory direct costs comprise all costs of laboratory services including, but not limited to, salaries of veterinarians, specialists, technicians and other laboratory-based personnel, transportation and delivery costs, facilities rent, occupancy costs, depreciation and amortization and supply costs. We also note your discussion that several acquisitions that had lower gross profit percentages at the time of acquisition,

have improved as a result of cost efficiencies. In light of the numerous components within direct costs and its materiality, we believe that a separate discussion of direct costs is appropriate, at least at the consolidated level, and at a segment level to the extent changes in direct costs materially impact the segments measure of profit. We believe that additional discussion addressing material fluctuations for each significant component within direct costs would provide your investors with an increased depth of and knowledge necessary to properly evaluate your operating results. Please revise accordingly.

2. Furthermore, with respect to selling, general, and administrative expenses, please tell us and revise to clearly describe the nature of these costs as compared to those included in direct costs so that an investor can clearly understand why you have classified certain costs under SG&A as compared to direct. Please provide the reasons for each material fluctuation, and if a change is attributed to more than one factor, separately quantify the reasons for each. We may have further comment upon reviewing your response.

Consolidated Statements of Income, page 51

3. We note from your disclosure in Note 15 that your Animal Hospital segment provides veterinary services for companion animals and sells related retail and pharmaceutical products. We also note that your "All Other" segment include businesses which sell digital radiography and ultrasound imaging equipment, related computer hardware, software and ancillary services. Please tell us the amount of consolidated revenue related to the sale of products and the amount of consolidated revenue related to services. To the extent that the revenue related to products is greater than 10% of total revenue, we believe that you should separately present the revenue and related direct costs separately on the income statement for both products and services in accordance with Rule 5-03.1 and 5-03.2 of Regulation S-X. Please advise or revise accordingly. In a similar regard, please revise Note 15 to ensure disclosure of revenues related to each product and service or each group of similar products and services in accordance with ASC 280-10-50-40.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3750 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief